UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___July 2007___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 6th, 2007	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Arranges US$10m Financing

Wellington, New Zealand – 6 July 2007 - Austral Pacific Energy Ltd.

(TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. has executed an agreement with an accredited investor to privately place, with two managed investment funds, just under 7.7 million Series 1 preferred shares at a price of $1.30 per share for total financing proceeds of US$10m. The placement is to be made in two tranches, with the first half of the placement to be made immediately and the second at a date determined by Austral within 120 days. Proceeds will be used in connection with the Cheal field development and for working capital purposes.

The preferred shares are convertible one-for-one into Austral’s common shares for a three year period and have a fixed dividend of 8% pa. They have voting rights on an as-if converted basis starting in 2008. If not earlier converted, the preferred shares are redeemable and retractable at par after 3 years. The placement is subject to regulatory approvals expected in the ordinary course. The preferred shares and any underlying common shares will not be offered or sold in the United States and will not be registered under the 1933 Securities Act (US). The shares and any common shares into which they are converted will be subject to a four month resale restriction in Canada.

Thom Jewell, Austral’s CEO commented “We are pleased to have secured this financing. The funds will be used to accelerate an ambitious development and appraisal program for the remainder of this year.

The Cheal field facilities are progressing well and are now approximately 40% of the way through the final pre-commissioning and commissioning phases. The components that carried a high risk of weather delays are now complete. Detailed planning and scheduling are underway for additional Cheal development and step out wells and a second well in the Kahili gas field. The Cardiff-2 well testing operations will commence this month”.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future financings and possible production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.